

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2021

Anthony D'Adamio, Esq.
Senior Vice President and General Counsel
Bioventus Inc.
4721 Emperor Boulevard, Suite 400
Durham, North Carolina 27703

   Re: Bioventus Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed February 4, 2021
     File No. 333-252238

Dear Mr. D'Adamio:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed February 4, 2021

Recent Developments
Investment and Potential Acquisition, page 6

1. We note the disclosure added to page 6 regarding a convertible debt investment of $1.5 million related to a potential acquisition transaction, the consideration for which could total up to $100 million. Please revise your disclosure to provide the name of the Target or tell us why you do not believe the identity of the Target is material at this time. Also, please revise your disclosure to provide more specifics about the nature of the Target's business.

Consolidated Financial Statements, page F-1

2. Please clarify for us how the financial statement periods included in your registration

statement are consistent. In this regard, it appears that you have selected December 31 as your fiscal year-end; however, your interim financial statements appear to be based on a specific day of the week (i.e., last Saturday in September). If you have adopted a 52-53 week calendar year, your fiscal year-end would vary each year based on the specific day of the week chosen. Conversely, if you have adopted a calendar year fiscal-year, your interim periods should be consistent with the last day of the quarter (i.e., March 31, June 30, September 30th). Please advise and revise your financial statements accordingly.

You may contact Christie Wong at 202-551-3684 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Wesley C. Holmes, Esq.